Exhibit 99.2

WGL HOLDINGS, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividends (Unaudited)

($ in thousands)

Twelve Months Ended June 30, 2004

FIXED CHARGES AND PRE-TAX PREFERRED STOCK DIVIDENDS:
Preferred Stock Dividends	$1,320
Effective Income Tax Rate	0.3677
Complement of Effective Income Tax Rate (1-Tax Rate)	0.6323
Pre-Tax Preferred Stock Dividends	$2,088

FIXED CHARGES:
Interest Expense	$44,376
Amortization of Debt Premium, Discount and Expense	425
Interest Component of Rentals	884

Total Fixed Charges	45,685
Pre-Tax Preferred Stock Dividends	2,088

Total Fixed Charges and Preferred Stock Dividends	$47,773

EARNINGS:
Net Income before Dividends on Preferred Stock	$98,364
Add:
Income Taxes Applicable to Utility Operating Income	55,384
Income Taxes Applicable to Non-Utility Operating Income and Other Income (Expenses) - Net	1,828
Total Fixed Charges	45,685

Total Earnings	$201,261

Ratio of Earnings to Fixed Charges and Preferred Dividends	4.2